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                                                           OMB APPROVAL
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                                                    OMB Number: 3235-0145
                                                    Expires: September 30, 1988
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                        PEOPLES TELEPHONE COMPANY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
               --------------------------------------------------
                         (Title of Class of Securities

                                   712574102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

 ALVIN J. PORTNOY, 1800 AVENUE OF THE STARS, 2ND FLOOR, LOS ANGELES, CA 90067,
                                 (310) 556-2721
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               SEPTEMBER 24, 1996
              ---------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 5. Interest in Securities of the Issuer

  (a) State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in
      Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act;

  (b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

  (c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing on
      Schedule 13D (SS240.13d-191), whichever is less, by the persons named in response to paragraph (a).

      Instruction. The description of a transaction required by Item 5(c) shall include, but not necessarily be limited to: (1) the identity of the person covered by Item 5(c) who effected the transaction; (2) the date of the transaction; (3) the amount of securities involved; (4) the price per share or unit; and (5) where and how the transaction was effected.

  (d) If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

  (e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

      Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1) and the note thereto.

Item 6. Contracts, Arangements, Understandings or Relationships with Respect to Securities of the Issuer.

  Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

Item 7. Material to Be Filed as Exhibits

  The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by Rule 13d-1(f) (SS240.13d-1(f) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.


Signature

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


-------------------------------------   ----------------------------------------
                Date                                  Signature
                                          ALVIN J. PORTNOY, ON BEHLAF OF THE
                                          REPORTING PARTIES
                                        ----------------------------------------
                                                     Name/Title

                  United State Securities & Exchange Commission

                                  Schedule 13D

                                 **************



Issuer:           Peoples Telephone Company, Inc.

Item 5(e):        Interest in Securities of the Issuer

                  On September 24, 1996, the reporting person(s) ceased to be the beneficial owner of more than five percent of the class of securities.

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(f)(1)


This agreement is made pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934 (the "Act") by and between [among] the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or
Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

         --------------------------------
         Richard A. Kayne, by
         Alvin J. Portnoy (see attached Power of Attorney)



         --------------------------------
         KAIM  Non-Traditional,  L.P.,  by
         Alvin  J.  Portnoy,  Executive  Vice President  of
         Kayne, Anderson Investment Management, Inc., General Partner of KAIM Non-Traditional, L.P.

                              POWER OF ATTORNEY FOR
                                  SCHEDULE 13D


         I, Richard A. Kayne, in my individual capacity and as the principal executive officer of Kayne, Anderson Investment Management, Inc. hereby appoint Alvin J. Portnoy as attorney-in-fact and agent, in all capacities, to execute, on my behalf and on behalf of the above-listed corporation for which I serve as the principal executive officer, and to file with the appropriate issuers, exchanges and regulatory authorities, Schedules 13D and 13G and Forms 3, 4 and 5 and documents relating thereto pertaining to the acquisition of an equity position in Peoples Telephone Company, Inc. I hereby grant to said attorney-in-fact full authority to do every act necessary to be done in order to effectuate the same as fully, to all intents and purposes, as I could if personally present, thereby ratifying all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue thereof.

         I hereby execute this Power of Attorney as of this 8th day of October, 1996.



                                               ---------------------------------
                                               Richard A. Kayne